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                               December 18, 2023

       Yves Decadt
       Chief Executive Officer
       BioLingus (Cayman) Limited
       Grossmatt 6
       CH-6052 Hergiswil NW
       Switzerland

                                                        Re: BioLingus (Cayman)
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed December 13,
2023
                                                            File No. 333-273093

       Dear Yves Decadt:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed December 13, 2023

       The Offering, page 20

   1. You state here that after deducting fees and expenses, you will have approximately
                                                        $3,342,000 in net
proceeds. However you appear to have used a higher net proceeds in the capitalization and
dilution disclosures. In that regard, Note (1) under the dilution table at page 67 appears to
have been revised to include a lower estimated offering expenses payable. Please revise
for consistency.
              Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
       Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.




                               Sincerely,
 Yves Decadt
BioLingus (Cayman) Limited
December 18, 2023
Page 2

FirstName LastNameYves Decadt
                                          Division of Corporation Finance
Comapany NameBioLingus (Cayman) Limited
                                          Office of Life Sciences
December 18, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName